

March 14, 2024

Mark Gerhard
Chief Executive Officer
Centurion Acquisition Corp.
667 Madison Avenue, 5th Floor
New York, NY 10065

> **Re: Centurion Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 16, 2024**
> **CIK No. 0002010930**

Dear Mark Gerhard:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS submitted February 16, 2024

Summary, page 1

1. Please reconcile the disclosure on page 21 that you may pay your expenses only from interest withdrawn from the trust account with disclosure elsewhere in your summary which appears to limit withdrawals of interest from the trust account to specific limited circumstances such as payment of taxes.

Risk Factors
If we are deemed to be an investment company..., page 42

2. Please revise the risk factor on page 42 to disclose clearly that if you are found to be operating as an unregistered investment company, in addition to being required to register as an investment company, you may be required to change your operations or wind down your operations. Also, clarify the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment

opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless. Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

3. Please tell us what recent guidance from the SEC you are referencing in the last paragraph on page 42 which is a cause of uncertainty concerning the applicability of the Investment Company Act or revise your disclosure as applicable.

Management, page 114

4. For each director or director nominee, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Please contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Ruairi Regan at 202-551-3269 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Elliott M. Smith, Esq.